Mail Stop 4561

July 29, 2008

VIA U.S. MAIL AND FAX 212-332-2042

Gregg Buckbinder
Chief Financial Officer
Nestor Partners
c/o Millburn Ridgefield Corporation
411 West Putnam Avenue
Greenwich, CT 06830

>   **Re: Nestor Partners**
>   **Form 10-K for Fiscal Year Ended**
>   **December 31, 2007**
>   **Filed March 28, 2008**
>   **Form 10-Q for Quarterly Period Ended**
>   **March 31, 2008**
>   **Filed May 15, 2008**
>   **File No. 000-50725**

Dear Mr. Buckbinder:

We have reviewed your filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Gregg Buckbinder
Nestor Partners
July 29, 2008
Page 2

Form 10-K for the fiscal year ended December 31, 2007

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 14

1.   Please tell us how you complied with Item 303(A)(3) of Regulation S-K, or tell us why you believe it was not necessary to explain the changes in your investment income and expense line items.

Exhibits 31.1, 31.2, and 31.3

2.   We note your certifications do not comply with the content of the certifications required under Exchange Act Rules 13a-14(a) and 15d-14(a). Specifically, we note you have replaced the word "report" with "annual report" in paragraphs 2, 3, and 4, you have replaced the word "registrant" with "Partnership" in paragraphs 3, 4, and 5, and you have replace the language "most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report)" with "fourth fiscal quarter" in paragraph 4(d). Please revise your certifications in future filings to comply with the Exchange Act Rules.

Form 10-Q for the quarterly period ended March 31, 2008

Exhibits 31.01, 31.02, and 31.03

3.   We note your certifications do not comply with the content of the certifications required under Exchange Act Rules 13a-14(a) and 15d-14(a). Specifically, we note you have replaced the word "report" with "quarterly report" in paragraphs 2, 3, and 4, you have replaced "cash flows" with "changes in Partnership capital" in paragraph 3, you have replaced the word "registrant" with "Partnership" in paragraphs 3, 4, and 5, you have removed "and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f))" from paragraph 4, and you have removed "Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles" from paragraph 4. Please amend your filing to comply with the Exchange Act Rules.

*   *   *   *

Please respond to our comments within 10 business days or tell us when you will provide us with a response. Please submit your response letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Jennifer Monick, Senior Staff Accountant, at (202) 551-3295, or the undersigned at (202) 551-3629 if you have questions.

Sincerely,

Kevin Woody
Branch Chief